UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Alternative Alpha Fund

(Name of Issuer)

Blackstone Alternative Alpha Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Arthur Liao

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

(212) 583-5013

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7367

December 20, 2012

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$19,156,878(a)	$2,613.00(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of November 30, 2012.
(b)	Calculated at $136.40 per $1,000,000.00 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $2,613.00	Filing Parties: Blackstone Alternative Alpha Fund
Form or Registration No.: Schedule TO	Date Filed: December 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO first filed by Blackstone Alternative Alpha Fund, a Massachusetts business trust (the “Fund”), on December 20, 2012. The Schedule TO relates to the tender offer by the Fund to purchase up to 18,920 of its outstanding shares of beneficial interest (the “Shares”), or such fewer number of Shares as are properly tendered and not properly withdrawn, at a price equal to the net asset value per Share as of March 31, 2013 or a later date determined by the Fund if the Offer (as defined below) is extended. The Offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”).

All information in the Offer, including all exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 and 4. Summary Term Sheet; Terms of the Transaction.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

If you sell Shares to the Fund in a repurchase offer with a tender valuation date within the 12 month period following the initial issue date of the Shares, there is a 2% “early withdrawal fee,” as described in the Offer. All Shares issued on or after May 1, 2012 that are tendered and purchased in this Offer will be subject to the early withdrawal fee. For the avoidance of doubt, no early withdrawal fee will apply to repurchases of shares originally issued on April 2, 2012 (the first business day of April 2012).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)    Supplemental Letter, dated December 27, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE ALTERNATIVE ALPHA FUND

By:	/s/ Arthur Liao
Name:	Arthur Liao
Title:	Principal Financial Officer

Dated: December 27, 2012

EXHIBIT INDEX

Exhibit

(a)(5)	Supplemental Letter.